UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)

OSI Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Ruby Acquisition, Inc.

Astellas US Holding, Inc.

Astellas Pharma Inc.

(Name of Filing Persons (Offerors))

Common Stock, Par Value $.01 Per Share

(Including the Associated Stock Purchase Rights)

(Title of Class of Securities)

671040103

(CUSIP Number of Class of Securities)

Masafumi Nogimori

President and Chief Executive Officer

Astellas Pharma Inc.

3-11, Nihonbashi-Honcho

2-chome, Chuo-ku

Tokyo 103-8411, Japan

(81) 3-3244-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael O. Braun, Esq.

Craigh Leonard, Esq.

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 468-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,241,680,815	$302,432

*	For purposes of calculating the amount of filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on the offer to purchase up to 73,768,362 shares of common stock, par value $0.01 per share of OSI Pharmaceuticals, Inc. (the “Company”), including the associated stock purchase rights, at a purchase price of $57.50 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 61,201,595 shares of common stock issued and outstanding as of April 30, 2010, as represented in the merger agreement dated May 16, 2010 between the Company and the filing persons (the “Merger Agreement”), minus the 1,000 shares of common stock beneficially owned by the filing persons as of the date hereof, (ii) all options outstanding as of April 30, 2010 with respect to 5,681,575 shares of the Company’s common stock, as represented in the Merger Agreement, (iii) 3,920,201 shares of common stock issuable on the conversion of the $115,000,000 outstanding face amount of the Company’s 2% Convertible Senior Subordinated Notes due 2025, as represented in the Merger Agreement, and (iv) 2,965,991 shares of common stock issuable on the conversion of the $160,000,000 outstanding face amount of the Company’s 3% Convertible Senior Subordinated Notes due 2038, as represented in the Merger Agreement.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, as amended, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $270,211	Filing Party: Ruby Acquisition, Inc. Astellas US Holding, Inc. Astellas Pharma Inc.
Form or Registration No.: SC TO	Date Filed: March 2, 2010

Amount Previously Paid: $32,221	Filing Party: Ruby Acquisition, Inc. Astellas US Holding, Inc. Astellas Pharma Inc.
Form or Registration No.: SC TO-T/A	Date Filed: May 17, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 18 to Schedule TO (this “Amendment No. 18”) amends and supplements the Tender Offer Statement on Schedule TO as originally filed with the Securities and Exchange Commission on March, 2, 2010 (together with any amendments and supplements thereto the “Schedule TO”) relating to the offer by Ruby Acquisition, Inc. (“Purchaser”), a wholly-owned subsidiary of Astellas US Holding, Inc. (“Parent”), a wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), to purchase all issued and outstanding shares of the common stock, par value $0.01 per share (the “Common Stock”, and together with the associated stock purchase rights, the “Shares”), of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $57.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2010 (together with any amendments and supplements thereto, including the Amendment and Supplement to the Offer to Purchase dated May 19, 2010, the “Offer to Purchase”) and in the related Letter of Transmittal, as amended or supplemented from time to time. This Amendment No. 18 is being filed on behalf of Astellas, Parent and Purchaser. You should read this Amendment No. 18 together with the Schedule TO. All capitalized terms used in this Amendment No. 18 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented to include the following:

On June 8, 2010, Astellas, Parent and Purchaser completed the short-form merger of Purchaser with and into the Company under Delaware law, without a vote or meeting of the Company stockholders. Each outstanding Share not tendered and purchased in the Offer (other than Shares in respect of which appraisal rights are validly exercised under Delaware law and other than Shares held in the treasury of the Company and Shares owned by Purchaser, Parent or Astellas or any direct or indirect subsidiary of Purchaser or Astellas) has been converted into the right to receive the same $57.50 per Share net to the seller in cash, without interest and subject to any required withholding taxes, that was paid in the Offer. The Company is the surviving corporation and is now an indirect wholly-owned subsidiary of Astellas.

The full text of the press release issued by Astellas on June 9, 2010 announcing the completion of the Offer is filed as Exhibit (a)(5)(V) to the Schedule TO and is incorporated by reference into the Schedule TO.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(V)	Press Release issued by Astellas dated June 9, 2010 regarding Astellas’ announcement of the completion of the acquisition of OSI Pharmaceuticals, Inc.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 9, 2010

ASTELLAS PHARMA INC.		ASTELLAS US HOLDING, INC.

By:	/s/ Seigo Kashii	By:	/s/ Seigo Kashii
Name: Seigo Kashii as attorney-in-fact		Name: Seigo Kashii Title: Director, President & CEO

RUBY ACQUISITION, INC.

		By:	/s/ Seigo Kashii
Name: Seigo Kashii Title: Director, President & CEO

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Seigo Kashii, Linda F. Friedman and Stephen Knowles, individually and severally, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 14 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to a third-party tender offer subject to Rule 14d-1, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the earliest of: (i) a revocation in writing by the undersigned; (ii) such time as the person to whom power of attorney has been hereby granted ceases to be an employee of the undersigned or any subsidiary company thereof; or (iii) March 2, 2011.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of March, 2010.

ASTELLAS PHARMA INC.

By:	/s/ Masafumi Nogimori
Name:	Masafumi Nogimori
Title:	Director, President & CEO

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 2, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on March 2, 2010.*
(a)(1)(H)	Amendment and Supplement to the Offer to Purchase dated May 19, 2010.*
(a)(1)(I)	Amended and Restated Form of Letter of Transmittal.*
(a)(1)(J)	Revised Form of Notice of Guaranteed Delivery.*
(a)(1)(K)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(L)	Revised Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by Astellas on March 1, 2010 incorporated herein by reference to the Schedule TO filed by Astellas on March 1, 2010.*
(a)(5)(B)	Press Release issued by Astellas dated March 2, 2010 regarding the commencement of the Offer and the lawsuit filed by Astellas US Holding, Inc. against OSI Pharmaceuticals, Inc.*
(a)(5)(C)	Complaint filed in Delaware Chancery Court against OSI Pharmaceuticals, Inc. and its directors.*
(a)(5)(D)	Letter regarding the Tender offer was distributed to certain public officials by Astellas.*
(a)(5)(E)	Press Release issued by Astellas dated March 15, 2010 regarding Astellas’ response to OSI Pharmaceuticals’ Rejection of its Offer.*
(a)(5)(F)	Press Release issued by Astellas dated March 16, 2010 regarding Astellas’ announcement of a full slate of independent director nominees for election at OSI Pharmaceuticals, Inc.’s 2010 Annual Stockholders Meeting.*
(a)(5)(G)	Press Release issued by Astellas dated March 19, 2010 regarding Astellas’ announcement of the expiration of the HSR waiting period for the Offer.*
(a)(5)(H)	Press Release issued by Astellas dated March 19, 2010 regarding Astellas’ announcement of changes to its director nominees for election to OSI Pharmaceuticals, Inc.’s Board of Directors.*
(a)(5)(I)	Press Release issued by Astellas dated March 29, 2010 regarding Astellas’ announcement of the execution of a confidentiality agreement with OSI Pharmaceuticals, Inc.*
(a)(5)(J)	Press Release issued by Astellas dated March 31, 2010 regarding Astellas’ announcement of the extension of the Offer.*
(a)(5)(K)	Presentation regarding Astellas’ offer to acquire OSI Pharmaceuticals dated April 2010*.

(a)(5)(L)	Press Release issued by Astellas dated April 23, 2010 regarding Astellas’ announcement of the extension of the Offer.*
(a)(5)(M)	Press Release issued by Astellas and OSI Pharmaceuticals dated May 16, 2010 announcing the execution of a Merger Agreement.*
(a)(5)(N)	Press Release issued by Astellas dated May 17, 2010 announcing the extension of the Offer.*
(a)(5)(O)	Astellas Pharma Inc. Letter to OSI Pharmaceuticals, Inc. Employees dated May 16, 2010.*
(a)(5)(P)	Transcript of video presentation made by Masafumi Nogimori, Chief Executive Officer of Astellas Pharma Inc., to employees of OSI Pharmaceuticals on May 16, 2010.*
(a)(5)(Q)	Presentation regarding Astellas’ execution of a merger agreement with OSI Pharmaceuticals dated May 17 2010.*
(a)(5)(R)	Transcript of audio presentation made by representatives of Astellas Pharma Inc on May 17, 2010.*
(a)(5)(S)	Corrected transcript of audio presentation made by representatives of Astellas Pharma Inc on May 17, 2010.*
(a)(5)(T)	Press Release issued by Astellas dated June 3, 2010 regarding Astellas’ announcement of the commencement of a Subsequent Offering Period.*
(a)(5)(U)	Press Release issued by Astellas dated June 8, 2010 regarding Astellas’ announcement of the completion of the Offer.*
(a)(5)(V)	Press Release issued by Astellas dated June 9, 2010 regarding Astellas’ announcement of the completion of the acquisition of OSI Pharmaceuticals, Inc.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, by and among Astellas Pharma Inc., Astellas US Holding, Inc., Ruby Acquisition, Inc. and OSI Pharmaceuticals, Inc., dated May 17, 2010*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed with Schedule TO.